UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                  Diacrin, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    25243N103
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                                 (CUSIP Number)

                              Bernd Diethelm Honer
                      c/o Summit Asset Management Co., Inc.
                                    Suite 445
                               666 Plainsboro Rd.
                              Plainsboro, NJ 08536
                                  609-275-1890
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 8, 1998
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 25243N103                                     Page 2 of 6 Pages
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-------- -------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernd Diethelm Honer
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

         PF, OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                686,139
                   ----------------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                  -0-
                   ----------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           686,139
                   ----------------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                              -0-
-------- --------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         686,139
-------- --------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%
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  14     TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 25243N103               SCHEDULE 13D            Page 3 of 6 Pages
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Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Shares"), of Diacrin, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Building 96, 13th Street, Charlestown Navy Yard, Charlestown, MA 02129.


Item 2.  Identity and Background.

         This Statement is being filed on behalf of Bernd Diethelm Honer. Mr. Honer is a private investor and a citizen of the Federal Republic of Germany. During the last five years, Mr. Honer has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Hudson Trust, a grantor trust of which Mr. Honer is the sole grantor ("Hudson" and, together with Mr. Honer, the "Reporting Person"), from the most recent filing on Schedule 13G by the Reporting Person through November 4, 1997, purchased an aggregate amount of 205,000 Shares with prices ranging from

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CUSIP NO. 25243N103               SCHEDULE 13D            Page 4 of 6 Pages
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$10.500 to $13.563. From November 5, 1997 through January 8, 1998, the Reporting
Person effected the following transactions:

Transaction       Date      Security      No.      Price/Share        Market
-----------       ----      --------      ---      -----------        ------
 Purchase       11-Nov-97    Common      5,000       $10.500          NASDAQ
 Purchase       12-Nov-97    Common     10,000       $10.500          NASDAQ
 Purchase       06-Jan-98    Common     15,000       $10.125          NASDAQ
 Purchase       07-Jan-98    Common      5,000       $10.125          NASDAQ
 Purchase       08-Jan-98    Common     30,000       $10.250          NASDAQ

Since the most recent filing on Schedule 13G by the Reporting Person, the total number of Shares purchased was 270,000 Shares for cash consideration in the aggregate amount of $3,178,150. The funds used for acquiring such Shares were from the investment accounts of the Reporting Person.


Item 4.  Purpose of Transaction.

         The Reporting Person purchased the Shares solely for investment purposes. Mr. Honer expects that he will, from time to time, review his investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position. He does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 25243N103               SCHEDULE 13D            Page 5 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Honer is the beneficial owner of 686,139 Shares, which represents approximately 5.2% of the outstanding Shares of the Issuer. This percentage has been calculated from information contained in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission for the quarterly period ended September 30, 1997.

         (b) Mr. Honer has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all Shares beneficially owned by him. Mr. Honer does not share the power to vote or direct the disposition of any Shares beneficially owned by him.

         (c) Other than the transactions described in Item 3 of this Statement, the Reporting Person has not effected any other transactions in the Shares during the 60 days preceding January 8, 1998 or subsequently thereto.

         (d) None.

         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be filed as Exhibits.

         None.

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CUSIP NO. 25243N103               SCHEDULE 13D            Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 16, 1998                 BERND DIETHELM HONER


                                         By: /s/Scott M. Ciccone
                                             Scott M. Ciccone, as duly
                                             authorized attorney-in-fact*




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 *     Power of attorney has been previously filed with the Securities and
       Exchange Commission as an exhibit to Amendment No. 1 to the Reporting Person's Schedule 13D filed on July 9, 1997 in connection with the Common Stock of MedImmune, Inc.